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                                                               EXHIBIT 99.(b)(2)

LEGG MASON

Corporate Finance

Legg Mason Wood Walker, Incoporated
100 Light Street, 34/th/ Floor, Baltimore, MD 21202
410-539-0000   Fax: 410-454-4508

Member New York Stock Exchange, Inc./Member SIPC


                                                  November 15, 1999

The General Partners of
Windsor Park Properties 6, A California Limited Partnership
c/o The Windsor Corporation
6160 South Syracuse Way
Greenwood Village, Colorado 80111

General Partners:

          We have been advised by the managing general partner (the "Managing General Partner") of Windsor Park Properties 6, A California Limited Partnership (the "Partnership"), that the Partnership intends to sell its one wholly-owned property and its partial ownership interests in five other properties (collectively, the "Properties") to N'Tandem Trust, a California business trust ("N'Tandem"), for a net aggregate amount of $9,113,100 on terms and conditions more fully described in the consent solicitation statement (the "Consent Solicitation Statement") relating to the purchase and sale of the Properties (the transaction is referred to herein as the "Sale").

          You have requested our opinion, as investment bankers, as to the fairness to the limited partners (the "Limited Partners") of the Partnership, from a financial point of view, of the aggregate purchase price to be paid by N'Tandem in the Sale.

          In connection with our opinion, we have, among other things, reviewed:

          (i) the management agreement between the Partnership and the Managing General Partner and other agreements pertaining to the operation and management of the Properties;

          (ii)   the partnership agreement of the Partnership;

          (iii) the financial statements and the related filings of the Partnership on Form 10-K for the year ended December 31, 1998 and Form 10-Q for the six months ended June 30, 1999;

          (iv)   certain market and economic data applicable to the Sale;

          (v) an analysis of comparable publicly traded real estate investment trusts;
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The General Partners of the Windsor Park Properties 6, A California Limited
Partnership
November 15, 1999
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          (vi)   the draft Consent Solicitation Statement;

          (vii) certain financial and other information relating to the Partnership and the Properties that was furnished to Legg Mason by the Managing General Partner, including certain internal financial analyses, financial and operating forecasts and reports and other information prepared by the Managing General Partner or its representatives;

          (viii) the appraisals of the Properties prepared by Whitcomb Real Estate, Inc; and

          (ix) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

          In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason on behalf of the Partnership and we have further relied upon the assurances of the Managing General Partner that it is unaware of any facts that would make the information provided to us incomplete or misleading.

          Legg Mason has also relied upon the Managing General Partner as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to us for the Partnership, and we have assumed such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of the Partnership. Neither the Managing General Partner nor the Partnership publicly discloses internal management forecasts and projections of the type provided to Legg Mason. Such forecasts and projections were not prepared with the expectation of public disclosure.
The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof.

          Legg Mason has not been requested to make, and has not made, an independent evaluation or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Partnership and, with the exception of the appraisal of the underlying properties of the Partnership referred to above, we have not been furnished with any such appraisals or evaluations. Estimates of value of the Partnership and its assets do not purport to be appraisals or necessarily reflect the prices at which the Partnership and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy. We note that the Managing General Partner and N'Tandem are under common control of the parent of the Managing General Partner, and we have assumed that this potential conflict of interest had no effect on the Sale. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. We have also assumed that the Sale will be consummated on the terms and conditions described in the Consent Solicitation Statement, without any waiver of material terms or conditions by the Partnership.

          It is understood that this letter is directed to the General Partners. The opinion expressed herein is provided for the use of the General Partners in their evaluation of the Sale and
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The General Partners of the Windsor Park Properties 6, A California Limited
Partnership
November 15, 1999
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our opinion does not constitute a recommendation to the General Partners or to any Limited Partner as to how such partners should vote or otherwise respond on the Sale. In addition, this letter does not constitute a recommendation of the Sale over any other alternative transaction which may be available to the Partnership and does not address the underlying business decision of the Managing General Partner to proceed with or effect the Sale. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason; provided that this opinion may be included in its entirety in any filing made by the Partnership or N'Tandem with the Securities and Exchange Commission with respect to the Sale.

          Legg Mason will receive a fee for providing this opinion to the General Partners.

          Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the aggregate amount of consideration to be paid by N'Tandem in the Sale is fair to the Limited Partners from a financial point of view.

                                   Very truly yours,

                                   /s/ Legg Mason Wood Walker, Incorporated

                                   Legg Mason Wood Walker, Incorporated